SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

FREDERICK’S OF HOLLYWOOD GROUP INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

624591103
(CUSIP Number)

Fursa Alternative Strategies LLC

Arsenal Group, LLC

William F. Harley, III

21 Greene Avenue

Amityville, New York 11701

(917) 855-4751

With a copy to:

Richard W. Cohen, Esq.

Lowey Dannenberg Cohen & Hart, P.C.

One North Broadway, Suite 509

White Plains, NY 10601

914-997-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 624591103	SCHEDULE 13D	Page 1 of 8 Pages

1	NAMES OF RE\PORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fursa Alternative Strategies LLC IRS No.: 13-4050836
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,356,698 Shares
	8	SHARED VOTING POWER 81,344,815 Shares (see Item 5)
	9	SOLE DISPOSITIVE POWER 6,356,698 Shares
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,701,513 Shares (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 624591103	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Arsenal Group, LLC IRS No.: 27-4698485
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,194,634 Shares
	8	SHARED VOTING POWER 75,506,879 Shares (see Item 5)
	9	SOLE DISPOSITIVE POWER 12,194,634 Shares
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,701,513 Shares (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 624591103	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William F. Harley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 434,917 Shares
	8	SHARED VOTING POWER -0- Shares (see Item 5)
	9	SOLE DISPOSITIVE POWER 434,917 Shares
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,917 Shares (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 624591103	SCHEDULE 13D	Page 4 of 8 Pages

This Amendment No. 2 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 7, 2008, as amended by Amendment No. 1 filed May 20, 2010 (the “Schedule 13D”). The Schedule 13D, as amended by this Amendment (the “Statement”), relates to the Common Stock, par value $0.01 Per Share (the “Common Stock”) of Frederick’s of Hollywood Group Inc., a New York corporation (the “Issuer”).

Capitalized terms used in this Amendment but not defined have the meanings given to them in the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein. Except as set forth below, all previous Items in the Schedule 13D remain unchanged.

The Amendment is being filed for the purposes of reflecting certain arrangements among the Reporting Persons and the other persons identified under Item 6 of this Amendment in connection with a proposal made by such persons to the Issuer to take the Issuer private and to update the information previously provided under all Items.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended to read as follows:

The security to which this Schedule 13D relates is the Common Stock of the Issuer. The address of the Issuer is 6255 Sunset Boulevard, Hollywood, CA 90028.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended to read as follows:

The persons filing this Amendment are Arsenal Group, LLC, a Delaware limited liability company (“Arsenal”), Fursa Alternative Strategies LLC, a Delaware limited liability company (“Fursa”), and William F. Harley, III (“Harley”). Arsenal and Fursa are sometimes referred to collectively as the “Reporting Persons.”

(a) The executive officers and managers of the Reporting Persons are William F. Harley, III, Jordan H. Levy and Lionel Singh (each a “Principal,” and collectively, the “Principals”).

(b) The business address for each Principal is 21 Greene Avenue, Amityville, New York 11701.

(c) Mr. Harley is a Manager and the Chairman and Chief Executive Officer of the Reporting Person; Mr. Levy is a Manager and a Partner of the Reporting Persons; and Mr. Singh is a Manager and the Chief Financial Officer of the Reporting Persons. Mr. Harley is also a director of the Issuer.

(d, e) During the last five years neither the Reporting Persons, nor, to the best of its knowledge, any of the Principals, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 624591103	SCHEDULE 13D	Page 5 of 8 Pages

(f) Each Principal is, to the best of the Reporting Persons’ knowledge, a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

On January 28, 2011, the 317,538 Guarantor Warrants beneficially owned by Fursa expired by their terms.

On February 28, 2011, Fursa Master Global Event Driven Fund L.P. (the “Fund”), a private affiliated investment fund over which Fursa exercises discretionary authority, transferred to Arsenal certain of its assets, including all 11,359,291 shares of Common Stock of the Issuer and 835,343 Conversion Warrants of the Issuer beneficially owned by it, in exchange for a non-controlling equity interest in Arsenal. On August 14, 2011, the Fund completed a voluntary liquidation and dissolution.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to reflect the information set forth in Items 5 and 6 of this Amendment, which is hereby incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read as follows:

The Reporting Persons may be deemed to beneficially own an aggregate of 18,551,332 shares of Common Stock, representing approximately 47.4% of the Issuer’s outstanding Common Stock. The percentage of beneficial ownership reflected in this Schedule 13D is based upon 39,142,699 shares outstanding as of June 11, 2013, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed June 11, 2013.

Of this amount:

(i) Fursa is the beneficial owner of 6,356,698 shares of Common Stock held directly by it;

(ii) Arsenal is the beneficial owner of 11,359,291 shares of Common Stock and 835,343 Conversion Warrants held directly by it; and

(iii) By virtue of his position as the controlling person of each of Arsenal and Fursa, Mr. Harley may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Arsenal and Fursa.

In addition, by virtue of the arrangements described in Item 6 of this Amendment, the Reporting Persons may be deemed to share with each of the HGI Shareholders, TTG, and Tokarz Investments (each as defined in Item 6, and collectively, the “Other Shareholders”) the power to vote, or to direct the voting of, the Common Stock beneficially owned by such Other Shareholders with respect to those matters described in Item 6. Accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to beneficially own the 69,150,181 shares of Common Stock that are beneficially owned by the Other Shareholders or outstanding warrants of the Issuer), and the Reporting Persons and the Other Shareholders may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim such beneficial ownership and any such group membership and nothing herein shall be deemed an admission by the Reporting Persons as to such beneficial ownership and the existence of such a group.

CUSIP No. 624591103	SCHEDULE 13D	Page 6 of 8 Pages

If the Reporting Persons are deemed to beneficially own the 69,150,181 shares of Common Stock that are beneficially owned by the Other Shareholders, as of the date hereof, the Reporting Persons may be deemed the beneficial owner of 87,701,513 shares of Common Stock, constituting 85.0% of the class as calculated pursuant to Rule 13d-3 under the Exchange Act. In calculating this percentage, the Reporting Persons have assumed to be outstanding (and thus included in the denominator), in addition to the 39,142,699 shares of Common Stock outstanding at June 11, 2013, (a) an aggregate of 7,511,905 shares of Common Stock underlying the Series A Preferred and warrants held by TTG, and Tokarz Investments, (b) 41,818,000 shares of Common Stock underlying the Series B Preferred held by one of the HGI Shareholders, (c) an aggregate of 1,000,000 shares of Common Stock underlying outstanding warrants held by Arsenal and Fursa, and (d) an aggregate of 10,166,977 shares of Common Stock underlying outstanding warrants held by one of the HGI Shareholders (the “HGI Warrants”). In addition, because the HGI Warrants may not be exercised unless certain “corresponding securities” not beneficially owned by the HGI Shareholders are exercised or converted prior to, or simultaneously with, the exercise of the HGI Warrants, for purposes of calculating the percentage ownership of the Reporting Persons and the Other Shareholders, it is further assumed that additional convertible securities representing an aggregate of 3,198,850 shares of Common Stock which are not owned by the Reporting Persons or the Other Shareholders have been exercised, and such shares are included in the denominator. Together, the Reporting Persons have sole power to vote or direct the vote of 18,551,332 shares of Common Stock; may be deemed to share the power to vote or direct the vote of 69,150,181 shares of Common Stock (if the Reporting Persons are deemed to beneficially own the securities held by the Other Shareholders); and have sole power to dispose or direct the disposition of 18,551,332 shares of Common Stock. Mr. Harley personally owns an additional 434,917 shares. If such shares were to the shares of Arsenal, Fursa and the Other Shareholders, they would collectively have the power to dispose of 85.8%.

(b) The information in Items 7 through 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c) Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d)-(e) Inapplicable.

All information contained in this Amendment relating to the Other Shareholders and the shares of Common Stock beneficially owned by each of the Other Shareholders is based on information provided by the Other Shareholders or contained in publicly available filings. While the Reporting Persons have no reason to believe that such information is inaccurate or incomplete, the Reporting Persons do not assume any responsibility for the accuracy or completeness of such information.

CUSIP No. 624591103	SCHEDULE 13D	Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Voting Agreement. On March 15, 2013, the Issuer completed the sale of Series B Convertible Preferred Stock and certain warrants to Five Island Asset Management LLC, a Delaware limited liability company and a wholly-owned subsidiary of Harbinger Group Inc., a Delaware corporation (“Five Island” and “HGI”, respectively, and collectively the “HGI Shareholders”). In connection with the sale, the Issuer agreed to cause a general or special meeting of its shareholders to be duly called and held, as soon as practicable, but not later than February 1, 2014 (the “2014 Meeting”), for the purpose of voting on the approval and adoption of an amendment to the Issuer’s certificate of incorporation providing that the shareholders entitled to vote may take any action that they might have taken at a shareholders’ meeting by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action (the “Charter Amendment”). Five Island entered into a Voting Agreement dated as of March 15, 2013 (the “Voting Agreement”) with each of Arsenal, Fursa, TTG Apparel, LLC, a Delaware limited liability company (“TTG”), and Tokarz Investments, LLC, a Delaware limited liability company (“Tokarz Investments”), under which each of Arsenal, Fursa TTG, and Tokarz Investments, agreed, among other things, to (i) appear, or otherwise cause their shares to be counted as present for purposes of determining a quorum, at the 2014 Meeting; (ii) vote the shares held by them in favor of the Charter Amendment; (iii) vote against any proposal made in opposition to, or inconsistent with, the Charter Amendment; and (iv) if the Issuer has not called or held the 2014 Meeting by February 1, 2014, submit a request to the Secretary of the Corporation that a special meeting of shareholders be called as promptly as practicable to hold a vote on the Charter Amendment. The Voting Agreement provides that Five Island or its designee shall serve as such other parties’ proxies and attorneys-in-fact, solely to vote or act by written consent during the term of the Voting Agreement with respect to the Charter Amendment. The proxy terminates upon termination of the Voting Agreement. Additionally, each of Arsenal, Fursa, TTG, and Tokarz Investments, agreed not to transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber any of its shares, or to enter into any agreement to do so. The Voting Agreement terminates upon the earlier to occur of a vote of shareholders in favor of, and duly adopting, the Charter Amendment at the 2014 Meeting and any special meeting of shareholders called for the purpose of voting on the Charter Amendment. The Reporting Persons understand that Five Island’s right, title and interest in the Voting Agreement was assigned to HGI Funding, LLC, a Delaware limited liability company and a wholly-owned subsidiary of HGI (“HGI Funding”) in connection with a transfer and sale of certain securities of the Issuer from Five Island to HGI Funding by agreement dated September 26, 2013. Mr. Harley is not a party to the Voting Agreement

Consortium Term Sheet. On September 26, 2013, Arsenal, Fursa, HGI Funding, TTG, and Tokarz Investments, (collectively, the “Consortium Members”) entered into a non-binding consortium term sheet agreement (the “Consortium Term Sheet”). Under the Consortium Term Sheet, the Consortium Members agreed, among other things, to jointly deliver a non-binding proposal (the “Proposal”) to the Issuer’s board of directors for the acquisition of all of the publicly held Common Stock (the “Publicly Held Shares”) in a “going private” transaction with the Issuer, and to use their commercially reasonable efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Issuer’s approval, to enter into definitive agreements in respect of the transactions contemplated under the Proposal. Mr. Harley is not a party to the Consortium Term Sheet.

CUSIP No. 624591103	SCHEDULE 13D	Page 8 of 8 Pages

Item 7. Material Contracts to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 14	Voting Agreement, dated as of March 15, 2013, by and among Five Island Asset Management LL, TTG Apparel, LLC, Tokarz Investments, LLC, Arsenal Group, LLC and Fursa Alternative Strategies LLC (incorporated by reference to Exhibit 9 to the beneficial ownership statement on Schedule 13D filed by Five Island Asset Management LLC et al. on March 25, 2013 (the “Five Island 13D”)).

Exhibit 15	Consortium Term Sheet by and among the Consortium Members, dated as of September 26, 2013 (incorporated by reference to Exhibit 3 to Amendment No. 1 to the Five Island 13D, filed September 30, 2013).

Exhibit 16	Proposal Letter from the Consortium Members to the Issuer’s board of directors, dated as of September 26, 2013 (incorporated by reference to Exhibit 4 to Amendment No. 1 to the Five Island 13D, filed September 30, 2013).

Exhibit 17	February 28, 2012 Assignment and Assumption Agreement between Fursa Alternative Asset Strategies LLC and Arsenal Group, LLC.

Exhibit 18	Form of Three-Year, Five-Year and Seven-Year Warrants, dated May 18, 2010, issued to Fursa Capital Partners LP, Fursa Master Rediscovered Opportunities L.P., Blackfriars Master Vehicle LLC – Series 2 and Fursa Master Global Event Driven Fund L.P (Incorporated by reference as Exhibit A to Exhibit 10.1 to Issuer’s Form 8-K dated February 1, 2010 and filed on February 5, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2013

ARSENAL GROUP, LLC

By:	/s/ William F. Harley, III
	Name:	William F. Harley, III
	Title:	Manager

FURSA ALTERNATIVE STRATEGIES LLC
on behalf of itself and certain funds and accounts affiliated with, or managed by its Affiliates

By:	/s/ William F. Harley, III
	Name:	William F. Harley, III
	Title:	Chief Investment Officer

By:	/s/ William F. Harley, III
	Name:	William F. Harley, III